Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
March 2, 2011
NEWS RELEASE

HELIX BIOPHARMA CORP. REPORTS THAT A U.S. PATENT HAS BEEN ISSUED FOR THE LUNG CANCER-SPECIFIC ANTIBODY USED IN ITS DRUG CANDIDATE L-DOS47

AURORA, Ontario, March 2, 2011 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), a developer of biopharmaceutical drug candidates for the prevention and treatment of cancer, today announced the issuance of a patent (U.S. Patent No. 7,872,105 B2) by the United States Patent & Trademark Office for the non-small cell lung cancer (“NSCLC”)-specific antibody component of its L-DOS47 drug candidate. As previously announced, the National Research Council of Canada (“NRC”) has granted Helix the right to use this antibody in combination with its DOS47 technology under a worldwide exclusive license agreement that extends to the full term of the applicable patents.

L-DOS47 is the Company’s first therapeutic immunoconjugate drug candidate under development based upon its novel DOS47 technology, which is designed to modify the microenvironmental conditions of cancer cells in a manner that leads to their destruction. L-DOS47 is intended to offer an innovative approach to the first-line treatment of inoperable, locally advanced, recurrent or metastatic NSCLC. L-DOS47 combines Helix’s DOS47 technology with NRC’s highly specialized camelid-derived single domain antibody, which is designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells.

“We congratulate the NRC,” said Donald Segal Ph.D., Chairman & CEO of Helix. “This patent protects the antibody entity that is used to construct L-DOS47, and in turn adds significant strength to L-DOS47’s patent protection.”

Helix recently announced on February 7th, 2011 that it had received approval from the U.S. Food and Drug Administration to conduct a U.S. Phase I clinical study with L-DOS47. Helix also recently announced on February 24th, 2011 that it had filed a European clinical trial application seeking regulatory approval to also conduct a Phase I/II clinical study with L-DOS47.

About L-DOS47

L-DOS47 is the Company’s first drug candidate under development based upon its DOS47 technology. L-DOS47 is a therapeutic immunoconjugate which combines Helix’s DOS47 technology with a highly specialized camelid-derived single domain antibody designed to identify a unique CEACAM6 antigenic site predominantly associated with NSCLC cells. It is designed to function by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. It is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By breaking down urea at the site of cancerous tissues in the body, we believe that L-DOS47 will modify the microenvironmental conditions of cancer cells in a manner that leads to their death. Among these theorized effects, Helix believes that L-DOS47 will stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. Helix also believes that the local production of ammonia at the site of cancerous tissues will readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company focused on cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

For further information contact:

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s development of L-DOS47 and Topical Interferon Alpha-2b; L-DOS47 as an innovative cancer treatment for NSCLC; and the term of the license agreement with NRC. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions which have been applied in making forward-looking statements, include, but are not limited to, assumptions regarding the safety and efficacy of Helix’s drug candidates; the timely receipt of necessary regulatory approvals and appropriate financing; and that the Company’s drug candidates will ultimately be successfully developed and commercialized. Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, that the Company’s assumptions may prove to be incorrect; the Company’s continuing need for additional capital and for substantial funding beyond its current resources, which are not assured; the need for regulatory approvals, including marketing authorizations, which are not assured; the Company’s dependence on performance by its third party providers of intellectual property, services and supplies; product liability and insurance risks; risks and uncertainties related to research and development, including clinical trial and manufacturing risks; intellectual property risks; uncertainties related to economic conditions; uncertainty whether L-DOS47 or Topical Interferon Alpha-2b will be successfully developed and commercialized; exchange rate risk; and the risk of changes in business strategy or development plans. Investors should consult the Company's quarterly and annual filings, including its latest Form 20-F, with the Canadian and U.S. securities commissions at www.sedar.com and at www.sec.gov for additional information on these and other risks and uncertainties which may affect the Company. Investors are cautioned against placing undue reliance on forward-looking statements. Forward-looking statements are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement should those beliefs, assumptions, opinions or expectations change, except as required by securities law.

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